

August 1, 2013

<u>Via E-mail</u>
Chang Ya-Ping
Chief Executive Officer
Tiger Jiujiang Mining, Inc.
6F, No. 81 Meishu East 6 Road
Kaohsiung, Taiwan

> **Re: Tiger Jiujiang Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2013**
> **Filed May 29, 2013**
> **File No. 000-54567**

Dear Ms. Ya-Ping:

We note that your financial statements for the years ended February 28, 2013 and February 29, 2012 were audited by Gruber & Co., LLC. Effective June 27, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Gruber & Co., LLC. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions/Documents/06272013_Gruber.pdf

As Gruber & Co., LLC ("G&C") is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Gruber & Co., LLC audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has revoked the registration of your prior auditor, Gruber & Co., LLC. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an Exhibit 16 letter from Gruber & Co., LLC at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Gruber & Co., LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter.

Please advise us as to how you intend to address any re-audit requirements no later than August 15, 2013. If you have any questions, please contact Myra Moosariparambil, Staff Accountant at 202-551-3796.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining